Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

(dollars in thousands)

	Nine months ended September 30,		For the years ended December 31,
	2013	2012	2012	2011	2010	2009	2008
Earnings:
Net income attributable to Cash America International, Inc. before noncontrolling interests and income taxes	$128,279	$145,160	$186,320	$217,526	$184,513	$154,716	$132,803
Equity in (income) loss of unconsolidated subsidiary	136	209	295	104	136	—	—
Fixed charges	45,103	37,552	51,417	47,064	41,958	38,037	30,908
Amortization of capitalized interest	297	297	396	198	—	—	—
Less: Capitalized interest	—	—	—	(558)	(730)	(797)	(1,185)

Total earnings	$173,815	$183,218	$238,428	$264,334	$225,877	$191,956	$162,526

Fixed charges:
Interest expense	$25,608	$21,065	$29,131	$25,528	$22,345	$20,807	$15,993
Amortization of debt discount and issuance costs	4,665	2,835	3,811	3,566	3,340	1,956	—
Portion of rent expense representative of interest	14,830	13,652	18,475	17,412	15,543	14,477	13,730
Capitalized interest	—	—	—	558	730	797	1,185

Total fixed charges	$45,103	$37,552	$51,417	$47,064	$41,958	$38,037	$30,908

Ratio of earnings to fixed charges (1)	3.9x	4.9x	4.6x	5.6x	5.4x	5.0x	5.3x

(1)	For purposes of computing these ratios, “earnings” represent income from continuing operations before noncontrolling interest and income taxes plus fixed charges and amortization of capitalized interest, less capitalized interest. “Fixed charges” consist of interest expense, including capitalized interest, amortization of debt discount and issuance costs and one-third (the portion deemed representative of the interest factor) of rental expense on operating leases. Fixed charges also include interest expense related to uncertain tax positions.